UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-15925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

(Formerly known as the Community Health Systems, Inc. 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3893191
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4000 Meridian Boulevard Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)

(615) 465-7000

Registrant’s telephone number, including area code:

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of

CHS/Community Health Systems, Inc. 401(k) Plan

Franklin, Tennessee

We have audited the accompanying statements of net assets available for benefits of the CHS/Community Health Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee

June 26, 2012

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Investments at fair value:
Participant-directed investments	$30,401,987	$28,338,849

Total investments	30,401,987	28,338,849

Receivables:
Participant contributions	99,584	147,651
Employer matching contribution	1,369,048	1,378,438
Notes receivable from participants (including accrued interest of $2,483 and $1,672 at December 31, 2011 and 2010, respectively)	680,799	587,309

Total receivables	2,149,431	2,113,398

TOTAL ASSETS	32,551,418	30,452,247

NET ASSETS AVAILABLE FOR BENEFITS
Net assets available for benefits at fair value before adjustment to contract value	32,551,418	30,452,247
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(96,810)	(74,876)

NET ASSETS AVAILABLE FOR BENEFITS	$32,454,608	$30,377,371

See accompanying notes to financial statements.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(1,128,885)	$3,511,643
Interest	99,655	21,014
Dividends	568,185	491,471
Other income	—	145,501

Net investment (loss) income	(461,045)	4,169,629

Contributions:
Participant	3,661,659	4,869,735
Rollover	187,380	338,692
Employer matching	1,451,417	1,550,083

Total contributions	5,300,456	6,758,510

Transfers into plan	174,779	618,040

Total additions	5,014,190	11,546,179

Deductions from net assets attributed to:
Benefits paid to participants	2,265,940	1,727,336
Transfers out of plan	650,069	9,612,192
Participant paid administrative fees and other expenses	20,944	110,323

Total deductions	2,936,953	11,449,851

Net increase	2,077,237	96,328

Net assets available for benefits:
Beginning of year	30,377,371	30,281,043

End of year	$32,454,608	$30,377,371

See accompanying notes to financial statements.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1. DESCRIPTION OF THE PLAN

General. CHS/Community Health Systems, Inc., a Delaware corporation (the “Company”), is the sponsor of the CHS/Community Health Systems, Inc. 401(k) Plan (the “Plan”). The Plan, formerly named the Community Health Systems, Inc. 401(k) Plan, was initially adopted in 1987 and operates pursuant to an amended and restated Plan document dated as of January 1, 2011, and subsequent amendments. The Company is a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation whose stock is publicly traded on the New York Stock Exchange (“NYSE”) under the trading symbol “CYH” (hereinafter, the “Parent”). The Plan has been adopted by the Company, as well as certain wholly-owned and majority-owned subsidiaries that have employees. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except that forfeitures of any unvested portion of a Participant’s Matching Contribution Account may offset future Company contributions or pay for Plan expenses. Participants should refer to the Plan for a complete description of the Plan’s provisions.

The Plan was restated effective January 1, 2011 to incorporate changes required by the Economic Growth and Tax Relief Reconciliation Act.

Eligibility for the Plan is limited to employees of certain subsidiaries of the Company, including primarily certain employees whose employment is governed by a collective bargaining agreement or who are otherwise represented by a union bargaining unit. The employer contributions to the Plan vary by facility. The Plan is essentially designed to be an “umbrella” plan that will accommodate various plan designs, including those with no matching contributions, those with matching contributions, and those with nonelective profit-sharing contributions.

Participation in the Plan is generally available to employees after completion of six months of eligible service, as defined in the Plan document, provided the employee has reached his or her 21st birthday. Eligible service generally includes all previous service with an employer of an acquired facility.

The accounts of certain employees of the Pottstown Memorial Medical Center were transferred to the CHS/Community Health Systems, Inc. Retirement Savings Plan in December 2010.

All capitalized terms not defined herein have the definition as set forth in the Plan document.

Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan. Principal Trust Company was appointed by the Company as the Trustee for the Plan effective as of January 1, 2009. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions up to 50% of their Compensation to the extent contributions do not exceed Internal Revenue Code (“Code”) imposed limitations on contributions ($16,500 for both 2011 and 2010). Participants who attained age 50 by the close of the calendar year were eligible to make catch-up contributions up to $5,500 for 2011 and 2010. Employee contributions beyond specific Plan thresholds are returned to the participants. The employer may make an Employer Matching Contribution to the Plan; however, any salary deferrals that are catch-up contributions will not be matched. In the year of a participant’s death or disability, the participant or designated beneficiary will share in any Employer Matching Contribution for the year regardless of the amount of service completed during the Plan Year (which is on a calendar-year basis). Employer Matching Contribution percentages are determined by each employer and vary by location within the Plan. In addition to the standard Employer Matching Contribution, an additional contribution is made on behalf of certain participants at McKenzie-Willamette Medical Center, located in Springfield, Oregon, based upon those participants’ years of service and dates of employment. The Employer Matching Contributions and discretionary contributions (which are made in cash) deposited into the participants’ accounts were $1,451,417 for 2011 and $1,550,083 for 2010.

Participant Accounts. Individual accounts are maintained for each Plan participant. A participant’s account balance generally represents the sum of all accounts being maintained for the participant, which represents the participant’s total interest in the Plan. To the extent applicable, a participant may have any or all of the following notational accounts:

“After-Tax Voluntary Contribution Account”	The value of the employee’s total interest in the Plan resulting from any after-tax employee contributions voluntarily made to the Plan by the participant.

“Elective Deferral Account”	The value of the employee’s total interest in the Plan resulting from elective deferrals. Unless specifically stated otherwise, a participant’s Elective Deferral Account will refer to both the Pre-Tax Elective Deferral Account and the Roth Elective Deferral Account.

“Matching Contribution Account”	The value of the employee’s total interest in the Plan resulting from Matching Contributions.

“Nonelective Contribution Account”	The value of the employee’s total interest in the Plan resulting from any employer contribution to the Plan other than a participant’s elective deferrals, Employer Matching Contributions, Qualified Matching Contributions, and Qualified Nonelective Contributions.

“Qualified Matching Contribution Account”	The value of the employee’s total interest in the Plan resulting from Qualified Matching Contributions.

“Qualified Nonelective Contribution Account”	The value of the employee’s total interest in the Plan resulting from Qualified Nonelective Contributions.

“Rollover Account”	The value of the employee’s total interest in the Plan resulting from amounts that are rolled over from another plan or an Individual Retirement Account.

“Transfer Account”	The value of the employee’s total interest in the Plan resulting from amounts that are transferred to this Plan from another plan pursuant to a direct plan-to-plan transfer.

A participant’s account balance may also consist of any other account, including an overlapping account or sub-account, necessary for the administration of the Plan. The benefit to which a participant is entitled is the total vested portion of the participant’s account.

Amendments. The First Amendment to the Plan was effective principally on July 1, 2011, to eliminate the prohibition against accepting any Roth Elective Deferrals as part of any rollovers from other tax-qualified plans.

The Second Amendment to the Plan was effective principally on January 1, 2011, to modify the Plan regarding the eligibility of certain employees. The amendment excludes from eligibility any employee whose employment is governed by a collective bargaining agreement between McKenzie-Willamette Medical Center Associates, LLC or Willamette Valley Medical Center, LLC and the Oregon Nurses Association. In addition, the amendment provides eligibility to employees of Jackson Hospital Corporation (d/b/a Kentucky River Medical Center) whose employment is governed by a collective bargaining agreement.

The Third Amendment to the Plan was effective principally on January 1, 2011, to revise the provisions regarding the revocation of a beneficiary designation in connection with the divorce of a participant.

Vesting. The balance in the participants’ Elective Deferral, After-Tax Voluntary Contribution and Rollover Accounts is at all times fully vested and non-forfeitable. A participant becomes 20% vested in the Matching Contributions and Nonelective Contributions Accounts after one year of service and an additional 20% for each year of service thereafter until fully vested. There is a separate vesting schedule for the additional contribution made for certain participants at McKenzie-Willamette Medical Center in Springfield, Oregon. A participant is credited generally with one year of service if the participant works 500 or more hours during the Plan Year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s account balance.

Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s account balance upon retirement at age 65, becoming disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death or disability, the participant is entitled to receive only the vested portion of his or her account balance. While employed, participants may borrow from their accounts in the form of a loan or can withdraw from their accounts in the event of financial hardship. Such hardship withdrawals are limited to the value of the Pre-Tax Elective Deferral and Roth Elective Deferral Accounts. The Administrator requires a participant requesting a hardship withdrawal to demonstrate an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with the Plan.

Funding. The Company generally transfers the Employer Matching Contribution to the Trustee after the close of the Plan Year and prior to the time it files its tax return (with extensions).

Investment Options. Contributions to the Plan are invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Trustee.

Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants would become 100% vested in their respective accounts.

Participant Notes Receivable. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. All loans must be adequately secured, generally by the participant’s vested interest in the Plan, and will bear a reasonable rate of fixed interest as determined by the Administrator at the time of loan origination. Loan terms may not exceed five years; however, if the loan is for the purchase of a participant’s primary residence, the Administrator may permit a longer repayment term. Principal and interest is paid ratably over the term of the loan through payroll deductions.

Forfeited Accounts. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $91,207 and $44,096, respectively. These accounts were applied against the Employer Matching Contributions for the years ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2011 and 2010, employer contributions were reduced by $155,686 and $57,207, respectively, from forfeited non-vested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The Plan’s financial statements are prepared in accordance with accounting standards generally accepted in the United States of America (“GAAP”).

Use of Estimates. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the Plan Year. Money market funds are stated at amortized cost, which approximates fair value. Mutual funds can be held as individual plan assets or as part of a pooled separate account. Mutual funds have publicly available prices that are quoted daily. In addition, underlying asset information is publicly available for each fund. Pooled Separate Accounts (“PSA”) are made up of a wide variety of underlying investments such as equities, bonds, and mutual funds. The Net Asset Value (“NAV”) of a PSA is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Principal Stable Value Fund, referred to in Plan communications as the CHS Stable Value Fund (the “Fund”), is a collective trust which contains contracts which are fully benefit-responsive. In accordance with GAAP, the statements of net assets available for benefits present investment contracts, including the underlying investments, at fair value, which is the NAV of the contracts’ underlying investments. The fair value of the investment contracts is based on the NAV of its underlying investments, while contract value is principal balance plus accrued interest. The statements of net assets available for benefits additionally include a line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. Activity of the Fund in the statements of changes in net assets available for benefits is presented on a contract-value basis.

Participant investments in the Company’s stock fund are valued on a per-share basis. Such stock is reported at the last reported sales price on the NYSE on the last business day of the Plan Year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds, common collective trusts and pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of investment return for such investments.

Fair Value Disclosures. The Company monitors investments. At least on an annual basis, the Company monitors investments for significant changes between levels within the fair value framework. When and if it is determined that an investment has changed levels within the fair value framework, the change is reported in the current period, if significant. The Company deems all changes in levels greater than five percent of net assets to be significant.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses. The Plan permits the payment of Plan expenses to be made from the Plan’s assets. If expenses are paid using the Plan’s assets, then the expenses will generally be allocated among the accounts of all participants in the Plan. These expenses will be allocated either proportionately based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The method of allocating the expenses depends on the nature of the expense itself. Certain administrative or recordkeeping expenses would typically be allocated proportionately to each participant. There are certain other expenses that may be paid from an individual participant’s account. These are expenses that are specifically incurred by, or attributable to, a particular participant. Participants paid an aggregate of $20,944 and $110,323 in administrative costs to the Trustee in 2011 and 2010, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. As of December 31, 2011, the Plan had approximately $419,000 of assets contributed primarily by the Company for current and future expenses.

Payment of Benefits. Benefits are recorded when paid.

Transfers. The Company has other defined contribution plans in which participants of this Plan may become eligible participants. Conversely, participants in the Company’s other defined contribution plans may become eligible to participate in this Plan. In such situations, the employees’ respective participant accounts are transferred to or from these other plans of the Company (whether to or from the Company). These transactions are presented as Transfers in the Statement of Changes in Net Assets.

New Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption of this new disclosure requirement in 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs (“ASU No. 2011-04”), which amends ASC 820. ASU No. 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan does not anticipate that the adoption of this ASU will have an impact on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2011 and 2010.

	$xxxx,xxx,x	$xxxx,xxx,x	$xxxx,xxx,x	$xxxx,xxx,x
	Fair Value Measurements at December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock of Plan Sponsor:
Healthcare	$136,984	$—	$—	$136,984

Total common stocks	136,984	—	—	136,984
Money market funds	257,922	—	—	257,922
Mutual funds:
Domestic stock funds	2,785,244	—	—	2,785,244
Balanced funds	18,638,889	—	—	18,638,889
International stock funds	1,127,506	—	—	1,127,506
Fixed-income funds	2,574,017	—	—	2,574,017

Total mutual funds	25,125,656	—	—	25,125,656
Pooled separate accounts:
Domestic stock funds	—	620,932	—	620,932
Stable value fund	—	4,260,493	—	4,260,493

Total	$25,520,562	$4,881,425	$—	$30,401,987

	$xxxx.xxx.xx	$xxxx.xxx.xx	$xxxx.xxx.xx	$xxxx.xxx.xx
	Fair Value Measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock of Plan Sponsor:
Healthcare	$279,428	$—	$—	$279,428

Total common stocks	279,428	—	—	279,428
Money market funds	260,487	—	—	260,487

Mutual funds:
Domestic stock funds	2,375,243		—	2,375,243
Balanced funds	17,697,224	—	—	17,697,224
International stock funds	1,357,412	—	—	1,357,412
Fixed-income funds	2,156,792	—	—	2,156,792

Total mutual funds	23,586,671	—	—	23,586,671

Pooled separate accounts:
Domestic stock funds	—	471,293		471,293
Stable value fund	—	3,740,970	—	3,740,970

Total	$24,126,586	$4,212,263	$—	$28,338,849

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2 or 3. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

4. INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

Investment	Fair Value
As of December 31, 2011:
CHS Stable Value Fund	$4,260,493
Principal LifeTime 2015 Institutional Fund *	3,185,006
Principal LifeTime 2020 Institutional Fund *	3,828,154
Principal LifeTime 2025 Institutional Fund *	3,331,446
Principal LifeTime 2030 Institutional Fund *	2,647,234
Principal LifeTime 2035 Institutional Fund *	1,979,259
PIMCO Total Return Administrative Fund	1,685,640

As of December 31, 2010:
CHS Stable Value Fund	$3,740,970
Principal LifeTime 2020 Institutional Fund *	3,518,747
Principal LifeTime 2015 Institutional Fund *	3,294,013
Principal LifeTime 2025 Institutional Fund *	3,105,934
Principal LifeTime 2030 Institutional Fund *	2,553,002
Principal LifeTime 2035 Institutional Fund *	1,847,310
PIMCO Total Return Administrative Fund	1,523,257

*	Represents a party-in-interest to the Plan.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment	Amount
Blackrock Equity Dividend I Fund	24,750
PIMCO Total Return Administrative Fund	11,366
Principal LargeCap S&P 500 Index Separate Account *	7,791
Allianz NFJ Small Cap Value Administrative Fund	7,464
JP Morgan Small Cap Equity A Fund	5,302
Principal SmallCap S&P 600 Index Separate Account *	412
Am Cent Growth Instl Fund	167
Principal LifeTime Strategic Income Institutional Fund *	(544)
Invesco Global Small & Mid Cap Growth A Fund	(2,642)
Invesco Mid Cap Core Equity A Fund	(3,618)
Principal LifeTime 2055 Institutional Fund *	(3,726)
JP Morgan International Equity Index A Fund	(5,279)
Principal MidCap S&P 400 Index Separate Account *	(5,728)
Hartford Small Company HLS IB Fund	(7,466)
Principal LifeTime 2010 Institutional Fund *	(7,639)
Columbia MidCap Value Z Fund	(7,985)
Principal Diversified International Institutional Fund *	(10,345)
Mutual Global Discovery A Fund	(10,517)
Prudential Jennison 20/20 Focus Z Fund	(11,607)
Oppenheimer International Growth Y Fund	(16,585)
Allianz NFJ International Value A Fund	(16,720)
Principal LifeTime 2050 Institutional Fund *	(30,088)
Blackrock U.S. Opportunities Institutional Fund	(33,924)
American Funds Growth Fund of America R4 Fund	(40,434)
RS Emerging Markets A Fund	(41,800)
Principal LifeTime 2045 Institutional Fund *	(47,998)
Blackrock International Opportunities Institutional Fund	(49,033)
Oppenheimer Global Strategic Income Y Fund	(53,485)
Principal LifeTime 2015 Institutional Fund *	(64,298)
Principal LifeTime 2040 Institutional Fund *	(73,583)
Principal LifeTime 2035 Institutional Fund *	(102,532)
Principal LifeTime 2030 Institutional Fund *	(117,003)
Principal LifeTime 2020 Institutional Fund *	(135,204)
Principal LifeTime 2025 Institutional Fund *	(136,797)
Community Health Systems, Inc. (Common Stock) *	(149,557)

* Represents a party-in-interest to the Plan.	$(1,128,885)

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investment	Amount
Principal LifeTime 2020 Institutional Fund *	$475,449
Principal LifeTime 2015 Institutional Fund *	457,213
Principal LifeTime 2025 Institutional Fund *	423,147
Principal LifeTime 2030 Institutional Fund *	347,892
Principal LifeTime 2035 Institutional Fund *	294,592
CHS Stable Value Fund	218,490
Principal LifeTime 2040 Institutional Fund *	193,280
Principal LifeTime 2010 Institutional Fund *	119,936
Principal LifeTime 2045 Institutional Fund *	97,648
Blackrock U.S. Opportunities Institutional Fund	81,526
PIMCO Total Return Administrative Fund	75,756
American Funds Growth Fund of America R4 Fund	70,856
Blackrock Equity Dividend I Fund	65,775
Principal LargeCap S&P 500 Index Separate Account *	63,268
JP Morgan Small Cap Equity A Fund	51,524
RS Emerging Markets A Fund	49,806
Oppenheimer Global Strategic Income Y Fund	42,982
Principal LifeTime 2050 Institutional Fund *	42,187
Blackrock International Opportunities Institutional Fund	41,734
Hartford Small Company HLS IB Fund	36,745
Oppenheimer International Growth Y Fund	36,599
Allianz NFJ Small Cap Value Administrative Fund	34,031
Columbia MidCap Value Z Fund	31,077
Prudential Jennison 20/20 Focus Z Fund	28,976
Mutual Global Discovery A Fund	23,964
Principal MidCap S&P 400 Index Separate Account *	20,508
Community Health Systems, Inc. (Common Stock) *	18,593
Invesco Mid Cap Core Equity A Fund	14,688
Principal LifeTime Strategic Income Institutional Fund *	12,016
Principal Diversified International Institutional Fund *	11,772
Allianz NFJ International Value A Fund	11,074
Principal SmallCap S&P 600 Index Separate Account *	8,241
Invesco Global Small & Mid Cap Growth A Fund	4,894
Principal LifeTime 2055 Institutional Fund *	2,925
JP Morgan International Equity Index A Fund	2,479

* Represents a party-in-interest to the Plan.	$3,511,643

5. CHS STABLE VALUE FUND

The Fund is a collective trust fund sponsored by Union Bond and Trust Company. The beneficial interest of each participant is represented by units. Units may be issued daily based on the Fund’s value. The Fund seeks current income by investing in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal. It is the policy of the Fund to use its best efforts to maintain a stable net asset value although there is no guarantee that the Fund will be able to maintain this value. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants are made within 30 days after written notification has been received. Withdrawals, other than for benefit payments and participant transfers to noncompeting options, are made one year after notification is received.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan. The Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Circumstances that would affect the ability of the Fund to transact at contract value include the following:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund;

•	Any transfer of assets from the Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Fund – The Fund invests in assets, typically fixed-income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The average yield of the Fund based on annualized earnings was approximately 2.4% for 2011 and 2.8% for 2010. The average yield credited to participants was 2.1% and 2.8% for the year ended December 31, 2011 and 2010, respectively.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not permitted by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds or PSAs managed by Principal Trust Company. Principal Trust Company is the Trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held investments in the common stock of the Company. The fair value of the stock was $136,984 and $279,428 at December 31, 2011 and 2010, respectively. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions for the periods presented. No dividends were declared or paid on the stock.

All of these transactions are exempt from the prohibited transaction rules.

7. FEDERAL INCOME TAX STATUS

The Plan received a determination letter dated October 22, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as restated effective January 1, 2011, was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Code. The Plan has been amended since the date the Plan submitted its request for a determination letter. However, the Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010, and a reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2011 and 2010.

	2011	2010
Net assets available for benefits per the financial statements	$32,454,608	$30,377,371
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	96,810	74,876

Net assets per Form 5500	$32,551,418	$30,452,247

Increase in net assets per the financial statements	$2,077,237	$96,328
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,934	(50,498)
Adjustments to participant loans due to deemed distributions	—	20,392
Transfers into plan	(174,779)	(618,040)
Transfers out of plan	650,069	9,612,192

Net income per Form 5500	$2,574,461	$9,060,374

9. SUBSEQUENT EVENTS

The Company evaluated and recognized all material events occurring subsequent to the balance sheet date which would require adjustment to or disclosure in the Plan’s financial statements.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Plan Number: 001

EIN: 76-0137985

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Union Bond & Trust Company	Principal Stable Value Fund		$4,260,493
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account		453,893
*	Principal Life Insurance Company	Principal MidCap S&P 400 Index Separate Account		127,949
*	Principal Life Insurance Company	Principal SmallCap S&P 600 Index Separate Account		39,090
*	Principal Funds, Inc.	Principal Money Market Institutional Fund		257,922
	Oppenheimer Funds, Inc.	Oppenheimer Global Strategic Income Y Fund		888,377
	PIMCO Funds	PIMCO Total Return Administrative Fund		1,685,640
*	Principal Funds, Inc.	Principal LifeTime Strategic Income Institutional Fund		150,337
*	Principal Funds, Inc.	Principal LifeTime 2010 Institutional Fund		849,946
*	Principal Funds, Inc.	Principal LifeTime 2015 Institutional Fund		3,185,006
*	Principal Funds, Inc.	Principal LifeTime 2020 Institutional Fund		3,828,154
*	Principal Funds, Inc.	Principal LifeTime 2025 Institutional Fund		3,331,446
*	Principal Funds, Inc.	Principal LifeTime 2030 Institutional Fund		2,647,234
*	Principal Funds, Inc.	Principal LifeTime 2035 Institutional Fund		1,979,259
*	Principal Funds, Inc.	Principal LifeTime 2040 Institutional Fund		1,273,696
*	Principal Funds, Inc.	Principal LifeTime 2045 Institutional Fund		839,348
*	Principal Funds, Inc.	Principal LifeTime 2050 Institutional Fund		499,726
*	Principal Funds, Inc.	Principal LifeTime 2055 Institutional Fund		54,737
	BlackRock	Blackrock Equity Dividend I Fund		723,921
	The American Funds	American Funds Growth Fund of America R4 Fund		625,712
	Prudential Investement Management Services	Prudential Jennison 20/20 Focus Z Fund		230,711

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011—CONTINUED

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Allianz	Allianz NFJ Small Cap Value Administrative Fund		220,814
	American Century Investment Management	American Century Growth Instl Fund		4,359
	BlackRock	Blackrock U.S. Opportunities Institutional Fund		312,947
	Columbia Funds	Columbia MidCap Value Z Fund		167,586
	Hartford Mutual Funds	Hartford Small Company HLS IB Fund		145,452
	AIM Investments	Invesco Mid Cap Core Equity A Fund		77,273
	JP Morgan Funds	JP Morgan Small Cap Equity A Fund		276,469
	Allianz	Allianz NFJ International Value A Fund		109,320
	BlackRock	Blackrock International Opportunities Institutional Fund		254,383
	Franklin Templeton Investments	Mutual Global Discovery A Fund		291,866
	AIM Investments	Invesco Global Small & Mid Cap Growth A Fund		28,692
	JP Morgan Funds	JP Morgan International Equity Index A Fund		29,235
	Oppenheimer	Oppenheimer International Growth Y Fund		220,956
*	Principal Funds, Inc.	Principal Diversified International Institutional Fund		68,649
	RS Funds	RS Emerging Markets A Fund		124,405
*	Community Health Systems, Inc.	Community Health Systems, Inc. (Common Stock)		136,984
*	Various Participants	Participant notes receivable with interest rates ranging from 3.25% to 8.25% and maturity dates ranging from 2012 through 2021		680,799

				$31,082,786

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Date: June 26, 2012	By:	/S/ WAYNE T. SMITH
Wayne T. Smith Chairman of the Board President and Chief Executive Officer

Date: June 26, 2012	By:	/S/ W. LARRY CASH
W. Larry Cash Executive Vice President, Chief Financial Officer and Director

Date: June 26, 2012	By:	/S/ KEVIN J. HAMMONS
Kevin J. Hammons Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	First Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated July 11, 2011

10.2	Second Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated July 28, 2011

10.3	Third Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated December 19, 2011

23	Consent of Independent Registered Public Accounting Firm